Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 16 DATED APRIL 18, 2019
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Senior Mortgage Loan – 1551 South Orange Grove, LLC

On April 12, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $3,000,000, (the “SOG Senior Loan”). The Borrower, 1551 South Orange Grove, LLC, a California limited liability company (“SOG”), used the loan proceeds to acquire approximately 13,800 square feet of land located at 1551 – 1557 S. Orange Grove Avenue, Los Angeles, CA 90004 (the “SOG Property”). SOG intends to apply for by-right entitlements and obtain permits to construct approximately 31 apartment units on the site.

SOG is managed by the principals of The Ketter Group and The Lion Property Group (the “Sponsors”). To date, the Ketter Group has acquired, entitled and constructed approximately 60 projects valued at approximately $650 million.

The SOG Property is composed of two parcels, each of which is improved with a single-family home.

On the original closing date of the SOG Senior Loan, SOG was capitalized with approximately $1,263,000 of equity capital from the Sponsors.

The SOG Senior Loan bears an interest rate of 9.9% per annum, with an amount equal to 9.9% per annum paid current on a monthly basis through the maturity date, October 12, 2020 (the “SOG Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the SOG Senior Loan amount, paid directly by SOG.

SOG has the ability to extend the SOG Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and SOG will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.9%.

The Sponsors have provided customary springing and carve-out guarantees.

As of its closing date, the SOG Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 72.3%. The LTPP ratio is the amount of the SOG Senior Loan divided by the land purchase price. As of its closing date, the SOG Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 72.3%. The LTV ratio is the amount of the SOG Senior Loan divided by the April 2019, third-party appraised value of the SOG Property. There can be no assurance that such value is correct.

The SOG Property is located in the Mid-City neighborhood of Los Angeles, CA. The SOG Property is approximately 9 miles west of Downtown Los Angeles and is within close proximity to parks, shops, restaurants and the employment centers in Culver City, Miracle Mile and Hollywood.

As the SOG Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.